By facsimile and EDGAR

January 11, 2008

United States Securities and Exchange Commission

Mail Stop 6010

100 First Street, N.E.

Washington, D.C. 20549

Attn: Ms. Keira Ino

Staff Accountant

Re:	Endurance Specialty Holdings Ltd. Form 10-K for Fiscal Year Ended December 31, 2006 Filed on March 1, 2007 (File No. 001-31599)

Dear Ms. Ino:

I am writing on behalf of Endurance Specialty Holdings Ltd., a holding company organized in Bermuda (the “Company”), to respond to the additional comments of the staff of the United States Securities and Exchange Commission (the “Staff”) conveyed orally by you to the Company on December 10, 2007 (the “Additional Comments”) in connection with the Company’s response on November 23, 2007 to the comment letter provided by the Staff to the Company on November 9, 2007 (the “Original Comment Letter”).

Set forth below in this letter are the Company’s responses to the Additional Comments as provided by you. For the convenience of the Staff, we have restated in this letter each of the Additional Comments and numbered each of the responses to correspond with the numbers of the Additional Comments. Capitalized terms used and not defined herein have the meanings given in the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 (the “2006 Form 10-K”). All references to page numbers and captions correspond to the page numbers and captions in the 2006 Form 10-K.

Exhibit 13.1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 10

1.	The references you have provided in your response to comment 3 do not appear to fully address our comments. Please provide disclosure that includes the following:
a.

An explanation for the change in prior period estimates. Your explanation should include the underlying circumstances that resulted in lower than expected emergences of catastrophic and attritional losses. Include how this emergence is related to the reporting pattern disclosure and the loss ratio in the tables beginning on page 29.

Endurance Specialty Holdings Ltd.

Wellesley House

90 Pitts Bay Road

Pembroke HM 08, Bermuda

www.endurance.bm

Ms. Keira Ino

Staff Accountant

Securities and Exchange Commission

January 11, 2008

b.

Quantification and explanation of difference in the development of the reporting pattern and expected loss ratio from the original assumptions and how this relates to the key assumptions listed on page 6.

In response to the Staff’s comments, the Company proposes to revise its disclosure related to the development of its reserve estimation and the related assumptions to read substantially as included in Exhibit A hereto beginning with its Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”). For the purpose of this response, the Company has only described the changes to losses and loss expenses for 2006. It is anticipated that the 2007 Form 10-K would also include a similar description of changes to losses and loss expenses for 2007. For ease of identification, the proposed new language included in Exhibit A has been underlined.

Notes to the Consolidated Financial Statements, page F-7

2. Summary of Significant Accounting Policies, page F-7

(a) Premiums and Related Expenses, page F-7

2.	Please clarify the explanation of the underlying revenue recognition policies as it relates to policies-attaching reinsurance contracts disclosed on page F-7.

The Company proposes to clarify its disclosure regarding the recognition of revenue relating to policies-attaching reinsurance contracts as included in Exhibit B hereto beginning with its 2007 Form 10-K. For ease of identification, the proposed new language included in Exhibit B has been underlined.

* * *

In connection with this response, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the United States Securities and Exchange Commission; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the 2006 Form 10-K; and the Company may not assert Staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Ms. Keira Ino

Staff Accountant

Securities and Exchange Commission

January 11, 2008

Please contact the undersigned at (441) 278-0410, Michael J. McGuire, Chief Financial Officer, at (441) 278-0943 or John V. Del Col, General Counsel, at (441) 278-0440 should you require further information or have any questions.

Very truly yours,
/s/ Kenneth J. LeStrange
Kenneth J. LeStrange Chairman, President and Chief Executive Officer
cc:	Securities and Exchange Commission

Jim B. Rosenberg, Senior Assistant Chief Accountant

Jim Atkinson, Accounting Branch Chief

Exhibit A

Reserve for Losses and Loss Expenses

Current Reserve for Losses and Loss Expenses

In order to capture the key dynamics of loss development and expected volatility that may arise within the disclosed amounts for the reserve for losses and loss expenses, the key lines of business within each business segment are aggregated based on their potential expected length of loss emergence. The period over which loss emergence occurs is typically referred to as the tail. The Company has classified its lines of business as either having a ‘‘short,’’ ‘‘long’’ or ‘‘other’’ tail pattern. The Company views short tail business as that for which development typically emerges within a period of several quarters while long tail business would emerge over many years. The Company’s short tail line of business in the Insurance business segment includes property; long tail lines of business include casualty, healthcare liability, workers’ compensation and professional lines. The Company’s short tail lines of business in the Reinsurance business segment include catastrophe, property, marine, aerospace and surety while the long tail line of business is casualty related business. Within the Company’s Reinsurance business segment, the Company writes certain specialty lines of business for which the loss emergence is considered unique in nature and thus, has been included as ‘‘other’’ in the table below.

As more fully described under “Reserving Process” above, the Company incorporates a variety of actuarial methods and judgments in its reserving process. Two key inputs in the various actuarial methods employed by the Company are initial expected loss ratios and expected loss reporting patterns. These key inputs impact the potential variability in the estimate of the reserve for losses and loss expenses and are applicable to each of the Company’s business segments. The Company’s loss and loss expense reserves consider and reflect, in part, deviations resulting from differences between expected loss and actual loss reporting as well as judgments relating to the weights applied to the reserve levels indicated by the actuarial methods. Expected loss reporting patterns are based upon internal and external historical data and assumptions regarding claims reporting trends over a period of time that extends beyond the Company’s own operating history.

Differences between actual reported losses and expected losses are anticipated to occur in any individual period and such deviations may influence future initial expected loss ratios and/or expected loss reporting patterns as the recent actual experience becomes part of the historical data utilized as part of the ongoing reserve estimation process. The Company has demonstrated the impact of changes in the speed of the loss reporting patterns, as well as changes in the expected loss ratios, within the table under the heading “Potential Variability in Reserves for Losses and Loss Expenses” beginning on page 39.

Losses and loss expenses for the year ended December 31, 2006 are summarized as follows:

	Incurred related to:
	Current year	Prior years	Total incurred losses
	(U.S. dollars in thousands)
Insurance business segment:
Short tail	$70,678	($20,198)	$50,480
Long tail	236,019	(34,189)	201,830
Total Insurance	306,697	(54,387)	252,310
Reinsurance business segment:
Short tail	$372,309	$ 29,411	$401,720
Long tail	249,215	(20,118)	229,097
Other	80,426	(14,281)	66,145
Total Reinsurance	701,950	(4,988)	696,962
Deposit accounting (1)	(123,278)	1,636	(121,642)
Totals	$885,369	($57,739)	$827,630

(1)	Reconciles the Company’s incurred losses by business segment to the Company’s financial statement presentation.

Losses and loss expenses for the year ended December 31, 2006 include $57.7 million in favorable development of reserves relating to prior accident years. The favorable loss reserve development experienced during the 2006 year benefited the Company’s 2006 reported loss ratio by approximately 3.5 percentage points. The favorable development of reserves related to prior years was primarily due to lower than expected claims across the Company’s reserve categories. For the year ended December 31, 2006, the Company did not alter the two key inputs it utilizes to establish its reserve for losses and loss expenses, initial expected loss ratios or loss reporting patterns, for business related to prior years for the short and long tail insurance or other reinsurance reserve categories as the variances in reported losses in 2006 for those reserve categories were within the range of possible results anticipated by the Company. In the short and long tail reinsurance reserve categories, the Company took into account its claims experience in 2006 to make adjustments to its loss reporting patterns as described below.

Short Tail Insurance. The lower than expected losses and loss expenses related to prior years in the short tail insurance line were principally a result of better than anticipated property claims settlements in 2006 related to Hurricanes Katrina, Rita, and Wilma (the “2005 Hurricanes”). As a result of the lower 2006 reported claims activity, the Company adjusted downward its estimated losses and loss expenses related to prior years in this reserve category during 2006.

Long Tail Insurance. The absence of significant claims with respect to prior years, along with a better than expected significant loss settlement in this reserve category, resulted in a reduction in estimated losses and loss expenses related to prior years.

Short Tail Reinsurance. Higher than expected paid claims related to the 2005 Hurricanes, primarily in the Company’s catastrophe and marine (offshore energy) lines of business, caused the Company to increase the estimated losses and loss expenses related to prior years in this reserve category. The process of loss estimation for significant catastrophic events such as the 2005 Hurricanes is inherently uncertain and can result in greater variation in estimated losses and loss expenses.

Partially offsetting the increase in estimated losses and loss expenses related to prior years in the short tail reinsurance reserve category was lower than expected non-catastrophe or attritional paid and reported losses. Upon review of the Company’s key inputs, the Company determined that non-catastrophe-related losses were reporting faster than originally estimated. Due to a continued lack of reported losses, along with additional loss data accumulated from the maturation of the Company’s short tail reinsurance portfolio, the Company shortened reporting patterns for non-catastrophe business related to prior years in this reserve category in 2006 to more appropriately reflect actual experience. The change in reporting patterns for the non-catastrophe business resulted in lower estimated losses and loss expenses for prior years.

Long Tail Reinsurance. The lower than expected losses and loss expenses related to prior years in the long tail reinsurance reserve category were principally the result of the Company’s workers’ compensation exposures. Previously, the Company had been relying more on expected loss methods due to the relative immaturity of the loss activity along with the inherent uncertainty surrounding loss reporting for this line. As industry loss experience in the workers’ compensation line matured, and regulatory changes impacting this business stabilized, the Company shortened the loss reporting patterns associated with this business and placed more reliance on experience-based methods, rather than on expected loss methods, which resulted in a reduction in the estimated losses and loss expenses related to prior years in 2006.

Other Reinsurance. Favorable loss settlement activity arising from the Company’s agricultural reinsurance line of business resulted in the Company adjusting downward during 2006 its estimated losses and loss expenses in this reserve category for prior years.

Exhibit B

2.	Summary of significant accounting policies
(a)	Premiums and related expenses

The Company’s insurance premiums are earned pro rata over the terms of the applicable risk period specified in the insurance policy. The Company’s insurance policies cover losses occurring or claims made during the term of the policy, typically 12 months. Generally, the Company receives a fixed premium which is identified in the policy and is recorded on the inception date of the contract and earned evenly over the policy term. This premium will only adjust if the underlying insured values adjust. Accordingly, the Company monitors the underlying insured values and records additional or return premiums in the period in which amounts are reasonably determinable.

The Company’s reinsurance premiums are earned in proportion to the amount of reinsurance protection provided over the terms of the applicable risk period established in the reinsurance contract. Reinsurance contracts written on a losses occurring basis cover losses which occur during the term of the reinsurance contract, typically 12 months. Accordingly, the Company earns the premium on a losses occurring reinsurance contract evenly over the reinsurance contract term. Reinsurance contracts written on a policies attaching basis cover losses from the underlying insurance policies incepting during the terms of the reinsurance contracts. Losses under a policies attaching reinsurance contract may occur after the end date of the reinsurance contract, so long as they are losses from policies which began during the reinsurance contract period. The Company typically earns the premiums for policies attaching reinsurance contracts over a 24 month period in proportion to the amount of reinsurance protection provided to reflect the extension of the risk period past the term of the contract and the varying levels of reinsurance protection provided during the reinsurance contract period.

In addition to determining the applicable risk period, the Company determines how to record reinsurance premiums based on the type of reinsurance contracts underwritten. For excess of loss reinsurance contracts, the deposit premium, as defined in the contract, is generally considered to be the best estimate of the reinsurance contract’s written premium at inception. The Company earns reinstatement premiums upon the occurrence of a loss under the reinsurance contract. Reinstatement premiums are calculated in accordance with the contract terms based upon the ultimate loss estimate associated with each contract. For proportional reinsurance contracts, the Company estimates premium, commissions and related expenses based on ceding company estimates and also utilizes judgment in establishing proportional reinsurance contract estimates.

Premiums on the Company’s excess of loss and proportional reinsurance contracts are estimated by management at the time the business is underwritten. Accordingly, this is the amount the Company records as written premium in the period the reinsurance contract is underwritten. As actual premiums are reported by the ceding companies, management evaluates the appropriateness of the original premium estimates and any adjustment to these estimates is recorded in the period in which it becomes known.

B-1

Acquisition expenses are costs that vary with and are directly related to the production of new and renewal business, and consist principally of commissions and brokerage expenses. Acquisition and general and administrative expenses are shown net of commissions earned on ceded business. These costs are deferred and amortized over the periods in which the related premiums are earned. Deferred acquisition costs are limited to their estimated realizable value based on the related unearned premiums. Anticipated net investment income is considered in determining the recoverability of deferred acquisition costs.

B-2